SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

13013576   TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -65859 52946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2012_____ AND ENDING _____12/31/2012_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transcend Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____6500 River Place Blvd., Building 4, Suite 102_____
                                  (No. and Street)

_____Austin_____   _____Texas_____   _____78730_____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____James Kupfer_____   _____(512) 623-7774_____
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____**PMB Helin Donovan, LLP**_____
                    (Name – *if individual, state last, first, middle name*)

_____**5918 West Courtyard Drive, Ste 500**_____ **Austin**   **Texas**   **78730**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD
31913

OATH OR AFFIRMATION

I, _____James Kupfer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Transcend Capital, LLC**, as of _____December 31_____, 20__12__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____
Notary Public

BETH ANN MC DONALD
Notary Public
STATE OF TEXAS
My Comm. Exp 08-15-15

Chief Operation Officer and Compliance Officer
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

TRANSCEND CAPITAL, LLC

Financial Statements and Supplementary Schedules
December 31, 2012

(With Independent Auditor's Report Thereon)

TRANSCEND CAPITAL, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2012



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
   Transcend Capital, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of Transcend Capital, LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2013

5918 West Courtyard Drive. Suite 500 • Austin. TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP   A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

WWW.PMBHD.COM
LOCATIONS IN ILLINOIS. CALIFORNIA, TEXAS & WASHINGTON

TRANSCEND CAPITAL, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	36,517
Receivable from clearing broker dealers		304,419
Deposit with clearing companies		400,000
Other receivables and advances		10,706
Prepaid expenses		61,687
Deposits		13,763
Property and equipment, net		31,830
TOTAL ASSETS	$	858,922

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	116,819
Commission payable		146,569
Payable to broker-dealers		32,669
Total liabilities		296,057
Members' Equity		562,865
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	858,922

See accompanying notes to financial statements

2

TRANSCEND CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2012

REVENUES

Commissions	$	4,370,657
Other		510,368
Total revenues		4,881,025

EXPENSES

Commission and clearance expenses	3,383,738
Salaries and wages	411,139
Clearing and execution fees	356,790
Research	364,562
Professional services	234,159
Dues and subscriptions	77,367
License and registration	114,041
Occupancy and equipment costs	99,794
Other expenses	237,439
Total expenses	5,279,029

NET LOSS BEFORE INCOME TAX		(398,004)
Income tax benefit		41,405
NET LOSS	$	(356,599)

See accompanying notes to financial statements

TRANSCEND CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Balance at December 31, 2011	$	919,464
Net loss		(356,599)
Balance at December 31, 2012	$	562,865

See accompanying notes to financial statements

TRANSCEND CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:

Net loss	$	(356,599)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation		12,404
Changes in operating assets:		
Receivable from clearing broker dealers		1,358,667
Deposit with clearing companies		(150,000)
Due from an affiliate		28,000
Other receivables and advances		(10,039)
Prepaid expenses		46,189
Deposits		5,597
Changes in operating liabilities:		
Accounts payable and accrued expenses		(489,838)
Commission payable		13,072
Payable to broker-dealers		(1,661,347)
Net cash used in operating activities		(1,203,894)
Net decrease in cash		(1,203,894)
Cash at beginning of year		1,240,411
Cash at end of year	$	36,517

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements

Note 1 - Nature of Business

Transcend Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company was a limited partnership organized under the laws of the State of Delaware on March 28, 2000, but the Company changed to a limited liability company organized under the laws of the State of Texas on April 13, 2010.

The Company is a full-service brokerage firm that specializes in offering execution services for market professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Futures

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Note 2 - Liquidity and Going Concern

The Company has experienced operating net losses in the current year. The Company has a net capital requirement of $50,000 and net capital of $439,848 at December 31, 2012.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the market and the securities industry. At December 31, 2012, the Company has $36,517 in cash and cash equivalents and working capital of approximately $517,000. The Company's management believes that it can operate over the next 12 months and expects to be successful in maintaining sufficient working capital and the minimum net capital requirement and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan, certain assets may not be recoverable. The matters discussed above raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

Note 3 - Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Trading Profit
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

The Company's investments are stated at fair value. However, interpreting market data to estimate fair value requires considerable judgment. Accordingly, the estimates presented herein do not necessarily indicate the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

Revenue Recognition
Agency commission revenue and related expenses from customer security transactions are recorded by the Company's clearing agents on a settlement date basis, which is generally the third business day following the transaction. If materially different, security transactions and their related commission income and expenses are recorded on a trade date basis.

The Company does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission and to perform all services customarily incident thereto.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets (three to five years), except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

Advertising
The Company expenses advertising as incurred. Advertising and direct marketing costs totaled $5,800 for the year ended December 31, 2012.

7

Note 3 - Summary of Significant Accounting Policies (continued)

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold but not yet purchased, and advances to and notes from employees. The Company had cash and cash equivalents balances in excess of federally insured limits as of December 31, 2012.

Income Taxes
The Company was formed as a Texas limited liability company. The Company has elected to be taxed as a Subchapter S corporation under the provisions of Subchapter S of the Internal Revenue Code. As a result, the members of the Company pay all Federal income tax expense.

For the year ended December 31, 2012, the Company recorded a provision of $41,405 under the Texas margin tax based on overpayments and overaccruals for the 2011 and 2010 calendar years.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Management Review
The Company has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued.

Note 3 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Clearing Deposit

The Company maintains a deposit account with APEX Clearing Corporation ("APEX") and Knight Capital Corporation ("Knight") as part of the Company's contract for services. APEX and Knight require a deposit for their respective services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2012, the deposit balance was $250,000 for Apex and $150,000 for Knight.

Note 5 - Property and Equipment

Property and equipment consists of the following as of December 31, 2012:

Computer equipment	$	35,918
Furniture and fixtures		11,335
Leasehold improvements		6,047
Computer software		1,973
Office equipment		2,859
Total property and equipment		58,132
Accumulated depreciation		(26,302)
Net property and equipment	$	31,830

Depreciation expense was $12,404 for the year ended December 31, 2012 and is included in occupancy and equipment costs in the accompanying statement of operations.

Note 6 - Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organizations. The clearing organizations carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organizations may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing organizations. Included in the Company's clearing agreement with its clearing organizations is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organizations to the extent of the net loss on any unsettled trades. As of December 31, 2012, the Company had not been notified by the clearing organizations about any potential losses relating to this indemnification, and the Company was not otherwise aware of any potential losses relating to this indemnification. The Company has $627,581 or approximately 73% of its total assets in receivable from clearing broker dealers, deposit with clearing companies and commissions receivables by its clearing organizations as of December 31, 2012.

Note 7 - Related Party Transactions

An agreement between the Company and Transcend Capital Management (the "Parent") was entered into in which the Parent performs management services. Total fees paid under this agreement were $12,000 for the year ended December 31, 2012 and are recorded in professional services in the statement of operations.

Note 8 - Commitments and Contingencies

Leases
The Company leases office space under several operating leases expiring in September 2012 through April 2013. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $80,387 for the year ended December 31, 2012.

Future minimum lease payments under the noncancelable operating leases are as follows for the year ending December 31:

2013	$	13,727
Total minimum lease payments	$	13,727

Note 9 - Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2012, the minimum net capital requirement for the Company was $50,000. Net capital at December 31, 2012 aggregated $439,848. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1 at December 31, 2012.

TRANSCEND CAPITAL, LLC
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

Total members' equity qualified for net capital	$	562,865
Deductions and/or charges		
Non-allowable assets:		
Other receivables and advances		10,706
Prepaid expenses		61,687
Deposits		13,763
Property and equipment, net		31,830
Total deductions and/or charges		117,986
Net capital before haircuts on securities		444,879
Haircuts on securities		5,031
Net capital	$	439,848
Aggregate indebtedness		
Accounts payable and accrued expenses	$	116,819
Commission payable		146,569
Due to broker-dealers		32,669
Total aggregate indebtedness	$	296,057
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or		
6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	389,848
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	379,848
Ratio of aggregate indebtedness to net capital		0.67 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report		
filed with FINRA on January 25, 2012	$	432,227
Audit adjustments:		
Net effect of errors on previously filed Focus report		7,621
Net capital per audit	$	439,848

See notes to the financial statements and independent auditors' report.

TRANSCEND CAPITAL, LLC
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See accompanying notes to financial statements



PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Board of Directors of
Transcend Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Transcend Capital, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895   WWW.PMBHD.COM
PMB HELIN DONOVAN, LLP   A MEMBER OF RUSSELL BEDFORD INTERNATIONAL   LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2013


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation**

To the Members of Transcend Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the
procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments
("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended
December 31, 2012, which were agreed to by Transcend Capital, LLC and the Securities and Exchange
Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other
specified parties in Transcend Capital, LLC's compliance with the applicable instructions of the Form
SIPC-7. Transcend Capital, LLC's management is responsible for Transcend Capital, LLC's compliance
with those requirements. This agreed-upon procedures engagement was conducted in accordance with
attestation standards established by the American Institute of Certified Public Accountants. The
sufficiency of these procedures is solely the responsibility of those parties specified in this report.
Consequently, we make no representation regarding the sufficiency of the procedures described below
either for the purpose for which this report has been requested or for any other purpose. The procedures
we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement
   record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December
   31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December
   31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working
   papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the
   supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the
expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we
performed additional procedures, other matters might have come to our attention that would be been
reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not
intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 27, 2012

5918 West Courtyard Drive. Suite 500 • Austin. TX 78730
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SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052946   FINRA   DEC
TRANSCEND CAPITAL LLC   16*18
TRANSCEND CAPITAL
ATTN: REYES ALVERV
6500 RIVER PL BLVD BLDG 6
BLDG 4 STE 102
AUSTIN TX 78730-1121

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (Item 2e from page 2) $ 7,939.02

   B. Less payment made with SIPC-6 filed (exclude interest)   ($1,930.00   )
   July 24, 2012
   _____
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,009.02

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 6,009.02

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Transcend Capital, LLC
(Name of Corporation, Partnership or other organization)

_____ James Kupfer
(Authorized Signature)

Dated the 27th day of February , 20 12 .

CCO/COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 4,881,025

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — $3,951

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — $1,690,854

(4) Reimbursements for postage in connection with proxy solicitation. — $7,522

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 266

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 3,089

Enter the greater of line (i) or (ii) — $3,089

Total deductions — $1,705,416

2d. SIPC Net Operating Revenues — $ 3,175,609

2e. General Assessment @ .0025 — $ 7,939.02

(to page 1, line 2.A.)

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